Last Updated: 7:30 p.m., New York City time, on May 24, 2010

Purchase Price for 5¼% Series B Cumulative Convertible Perpetual Preferred Stock

On April 29, 2010, The Interpublic Group of Companies, Inc. ("IPG") commenced an offer to purchase (the "Tender Offer") up to 370,000 shares of its 5¼% Series B Cumulative Convertible Perpetual Preferred Stock (liquidation preference of $1,000 per share) (the "Preferred Shares"). On this page, IPG will periodically provide the indicative Purchase Price per $1,000 liquidation preference of the Preferred Shares for tenders of the Preferred Shares, calculated as described in the Offer to Purchase and related Letter of Transmittal.

Average VWAP (Day 5):	**$7.85**
Purchase Price:	**$869.86**

The Tender Offer will expire at 11:59 p.m., New York City time, on May 26, 2010, unless extended or earlier terminated by IPG. Further information regarding the Tender Offer can be found using the links below.

Press release dated Tuesday, May 25, 2010

IPG_Announces_Purchase_Price_for_its_Tender_Offer_5-25-10

Link to Offer to Purchase
Link to Letter of Transmittal

Non-Solicitation

This website and the materials on this website shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale, purchase or exchange of securities in any jurisdiction in which such offer, solicitation, sale, purchase or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.